Exhibit 99.12

Tetra Tech Canada Inc.

March 21, 2022

TO:Alexco Resource Corp.

British Columbia Securities Commission

Ontario Securities Commission

Alberta Securities Commission

Saskatchewan Financial Services Commission

Manitoba Securities Commission

United States Securities and Exchange Commission

Toronto Stock Exchange

Re:Alexco Resource Corp. (the "Company")

Consent of Expert

Reference is made to the technical report entitled "NI 43-101 Technical Report on Updated Mineral Resource and Reserve Estimate of Keno Hill Silver District" with an effective date of April 1, 2021 and dated May 26, 2021 (the "Report").

In connection with the Company's annual information form dated March 21, 2022 for the year ended December 31, 2021 (the "AIF"), the Company's Annual Report on Form 40-F for the year ended December 31, 2021 (the "Form 40-F") and Company's Registration Statement on Form F-10 (File No. 333-249529) (the "Form F-10" and, together with the AIF and Form 40-F, the "Filings"), I, Hassan Ghaffari, P.Eng., on behalf of myself and Tetra Tech Canada Inc., consent to the use of my name and Tetra Tech Canada Inc.’s name and references to the Report, or portions thereof, in the Filings and to the inclusion or incorporation by reference of information derived from the Report in the Filings.

I confirm that I have read the Filings and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the Report or that are within my knowledge as a result of the services performed by me in connection with the Report.

Yours truly,

/s/ Hassan Ghaffari

Hassan Ghaffari, P.Eng.